UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 23, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI OBTAINS US$1 BILLION, FIVE-YEAR REVOLVING CREDIT FACILITY**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

AngloGold Ashanti obtains US$1 billion, five-year revolving credit facility

AngloGold Ashanti is pleased to announce that it has signed a new US$1 billion, five-year unsecured revolving credit facility (RCF) maturing in July 2017 with its banking syndicate. This replaces the existing four-year, US$1bn unsecured RCF maturing in April 2014. The new RCF was significantly over-subscribed.

The new facility improves the overall tenor and maturity profile of the group's existing debt facilities and further strengthens the company's balance sheet. AngloGold Ashanti seeks to continue its established track record of proactive and prudent debt structuring that enhances its certainty of funding in volatile markets. The company has investment grade credit ratings from both Moody's Investor Services and Standard & Poor's.

Bank of Tokyo-Mitsubishi UFJ and Barclays Bank PLC acted as co-ordinators on the facility and are joined by Australia and New Zealand Banking Group Limited, Canadian Imperial Bank of Commerce, London Branch, China Construction Bank Corporation, Johannesburg Branch, Citibank, N.A., London Branch, Commonwealth Bank of Australia, Deutsche Bank AG, London Branch, Goldman Sachs International, HSBC Bank plc, Morgan Stanley Bank International Limited, Royal Bank of Canada, Scotiabank (Ireland) Limited, Standard Chartered Bank and UBS AG, London Branch as Mandated Lead Arrangers and Bookrunners with Bank of Montreal and J.P. Morgan Limited as Lead Arrangers.

Johannesburg

23 July 2012

 ENDS

Contacts

	Tel:	Email:
Alan Fine (Media)	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27-11 637-6273 / +27 (0) 82 374 8820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 858-7702 / +1 646 338 4337	sbailey@anglogoldashanti.com
Sabrina Brockman (Investors)	+1 212 858-7701 / +1-646-379-2555	sbrockman@anglogoldashanti.com

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory (including tax) proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012 and the company's 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 23, 2012

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary